[SUPERIOR ESSEX LETTERHEAD]

June 29, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Craig Slivka, Esq.

  Re:
  Superior Essex Inc.
  Registration Statement on Form S-3
  Registration No. 333-124577

Dear Mr. Slivka:

        With reference to the above-referenced Registration Statement, the undersigned hereby requests that the effectiveness of said Registration Statement be accelerated so that it will become effective at 3:00 p.m. on June 30, 2005, or as soon thereafter as is practicable.

        Any questions or comments should be directed to the undersigned.

Very truly yours,
SUPERIOR ESSEX INC.
By:	/s/ BARBARA L. BLACKFORD Barbara L. Blackford Executive Vice President, General Counsel and Secretary